

July 7, 2016

<u>Via E-mail</u>
Arthur Zafiropoulo
Chief Executive Officer
Ultratech Inc.
3050 Zanker Road
San Jose, California 95134

> **Re:** **Ultratech Inc.**
> **Definitive Additional Soliciting Materials**
> **Filed on June 22nd, June 29th and July 5th**
> **File No. 000-22248**

Dear Mr. Zafiropoulo:

We have reviewed the above-captioned filings, and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by making corrective filings or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendments to the filings and any information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Each statement or assertion of opinion or belief made in your filing must be characterized as such and be supported by a reasonable basis that is self-evident disclosed in the materials, or provided to the staff on a supplemental basis. In addition, the statements made also should be factually correct in order to comply with Rule 14a-9. Please provide supplemental support for the following statements or file a communication that retracts or corrects the following statements:

   - that Ms. Infante "has had a problematic history at numerous other public traded companies." Please provide objective support to show how Ms. Infante's role as a director contributed to the stock decline of "approximately 59% and 30%" for the two companies referenced in your filings.

   - that "[e]ach of Dr. Black and Ms. Infante has piloted several companies into bankruptcy." The statement asserts that each person not only has been associated with multiple bankruptcies while serving in a leadership position, but also implies that each shared some professional responsibility for the bankruptcies to have occurred. No factual support has been offered in support of this implication, however, and only one company has been identified for each nominee as a purported example. Please provide other factual examples to support your statements, or revise.

- that Dr. Paramesh Gopi was initially identified and suggested for consideration by "an independent stockholder." Please provide us with a reasonable basis for the characterization of the stockholder as "independent" and any objectively determinable support that this suggestion was in fact made by a stockholder.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jennifer López, Attorney-Adviser, at (202) 551-3792 or me at (202) 551-3266 with any other questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Bruce Wright
David Makarechian, Esq.
Warren Lazarow, Esq.